Himalaya Shipping Ltd. (HSHP) – Notice of Annual General Meeting 2024

Hamilton, Bermuda, June 10, 2024

Himalaya Shipping Ltd. advises that the 2024 Annual General Meeting of the company will be held on August 15, 2024. The record date for voting at the Annual General Meeting is set to June 11, 2024.

A copy of the Notice of Annual General Meeting and Form of Proxy, and associated information including the Company's Annual Report can be found on the Company's website at http://www.himalaya-shipping.com and attached to this press release. The notice and associated information will also be distributed to shareholders by normal distribution methods.